 ===========================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 ------------
                                SCHEDULE 14D-1
                      (Amendment No. 2/Final Amendment)
                                     AND
                                 SCHEDULE 13D
                            TENDER OFFER STATEMENT
                   PURSUANT TO SECTIONS 13(D) AND 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                 ------------
                                ISOMEDIX INC.
                      (Name of Subject Company [Issuer])

                        STERIS ACQUISITION CORPORATION
                              STERIS CORPORATION
                                  (Bidders)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
          (Including the Associated Preferred Stock Purchase Rights)
                        (Title of Class of Securities)

                                  464890102
                    (CUSIP Number of Class of Securities)
                                 ------------
                               BILL R. SANFORD
                        STERIS ACQUISITION CORPORATION
                            C/O STERIS CORPORATION
                              5960 HEISLEY ROAD
                              MENTOR, OHIO 44060
                          TELEPHONE: (216) 354-2600
                (Name, Address and Telephone Number of Person
    Authorized to Receive Notices and Communications on Behalf of Bidders)
                                 ------------
                                   Copy to:
                             ROY L. TURNELL, ESQ.
                          THOMPSON HINE & FLORY LLP
                               3900 KEY CENTER
                              127 PUBLIC SQUARE
                          CLEVELAND, OHIO 44114-1216
                          TELEPHONE: (216) 566-5500

                          CALCULATION OF FILING FEE

 ===========================================================================
              TRANSACTION                          AMOUNT OF
              VALUATION*                           FILING FEE
 ---------------------------------------------------------------------------
           $ 155,470,401.00                       $ 31,094.08
 ===========================================================================

* For purposes of calculating fee only. This amount assumes the purchase at a purchase price of $20.50 per share of an aggregate of 7,583,922 shares of common stock. The amount of the filing fee, calculated



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in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934,
as amended, equals 1/50th of one percentum of the value of shares purchased.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $31,094.08          Filing Party:  STERIS Acquisition Corporation
                                                           and STERIS Corporation

Form or Registration No:                    Date Filed:    August 18, 1997
Schedule 14D-1 Tender Offer Statement

===========================================================================


--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      STERIS Acquisition Corporation
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                              (b) [ ]

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(e) or 2(f)                                             [ ]

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
7.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,263,670 shares**
--------------------------------------------------------------------------------
8.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES  [ ]


--------------------------------------------------------------------------------
9.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      95.7%**
--------------------------------------------------------------------------------
10.   TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      STERIS Corporation
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                              (b) [ ]

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      BK
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(e) or 2(f)                                             [ ]

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Ohio
--------------------------------------------------------------------------------
7.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,263,670 shares**
--------------------------------------------------------------------------------
8.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES  [ ]


--------------------------------------------------------------------------------
9.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      95.7%**
--------------------------------------------------------------------------------
10.   TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------


** Reflects ownership of the shares of common stock of Isomedix Inc. after the purchase by STERIS Acquisition Corporation of shares tendered pursuant to the tender offer, but prior to the completion of the merger of STERIS Acquisition Corporation with and into Isomedix Inc. as disclosed below. After completion of the merger, STERIS Corporation owned 100% of the outstanding shares of common stock of Isomedix Inc. See Item 6.

  STERIS Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of STERIS Corporation, an Ohio corporation (the "Parent"), and the Parent hereby amend and supplement their Tender Offer Statement on Schedule 14D-1, as heretofore amended (the "Schedule 14D-1"), relating to the Purchaser's offer to purchase all of the outstanding shares of common stock, par value $.01 per share, and the associated preferred stock purchase rights (together with the rights, the "Shares") of Isomedix Inc., a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 18, 1997 (the
"Offer to Purchase"), and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). This Statement is also being filed on behalf of the Parent and the Purchaser for purposes of
Schedule 13D of the Securities Exchange Act of 1934, as amended. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Schedule 14D-1 or the Offer to Purchase filed as an exhibit thereto.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

    On September 17, 1997, the Merger was effected through a "short form" merger under Delaware law by action of the Purchaser's Board of Directors.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    The Offer expired at 12:00 midnight, Eastern Daylight Saving Time, on Tuesday, September 16, 1997. According to the Depositary for the Offer, a total of approximately 6,263,670 Shares (including approximately 207,804 Shares subject to guarantees of delivery) were tendered pursuant to the Offer. All properly tendered Shares were purchased on September 17, 1997 in accordance with the terms of the Offer. The Shares tendered and purchased constitute approximately 95.7% of the outstanding Shares.

    At the Effective Time of the Merger, the Parent became the owner of 100% of the outstanding shares of common stock of the Company.

    The information set forth in Exhibit (a)(9) is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    At the Effective Time of the Merger and pursuant to the Merger Agreement, the directors and officers of the Purchaser became the directors and officers of the Company.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(9)   Press Release, dated September 17, 1997.


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                                  SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 19, 1997

                                 STERIS ACQUISITION CORPORATION



                                 By: /s/ BILL R. SANFORD
                                 ---------------------------------------------
                                 Name:  Bill R. Sanford
                                 Title: Chairman, President, and
                                        Chief Executive Officer

                                 STERIS CORPORATION



                                 By: /s/ BILL R. SANFORD
                                 ----------------------------------------------
                                 Name:  Bill R. Sanford
                                 Title: Chairman, President, and
                                        Chief Executive Officer


                                       5
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                                EXHIBIT INDEX

Exhibit
Number                          Exhibit Name
------                          ------------

(a)(9)                          Press Release, dated September 17, 1997.





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